SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT’S PROPOSAL FOR THE ALLOCATION OF THE RESULTS RELATED TO 2007 FISCAL YEAR AND DISTRIBUTION OF DIVIDENDS

Dear Shareholders,

The Management of TIM Participações S.A. proposes that the Net Profits of the Fiscal Year 2007, in the amount of seventy six million, ninety five thousand, three hundred and ninety reais and thirty one cents (R$76,095,390.31), be applied as follows:

1. Legal Reserve

Pursuant to section 193 of Law 6,404/76, it is mandatory the allocation of five percent (5%) of the Net Profits of the Fiscal Year for the constitution of the Legal Reserve, in the amount of R$3,804,769.52 (three million, eight hundred and four thousand, seven hundred and sixty nine reais and fifty two cents).

2. Dividends

The Company’s Management proposes that the outstanding balance of the Adjusted Net Profits, in the amount of seventy two million, two hundred and ninety thousand, six hundred and twenty reais and seventy nine cents (R$72,290,620.79), be fully distributed as dividends to the Company’s preferred shareholders. The Management also proposes the realization of the outstanding balance of the Reserve for the Expansion of the Business’ account, in the amount of R$139,696,534.90 (one hundred and thirty nine million, six hundred and ninety six thousand, five hundred and thirty four reais and ninety cents) to the preferred shareholders.

		Per block
		of One
		thousand
	Total	shares

Priority Dividends calculated upon 25% of the Adjusted Net Profits	18,072,655.20

(+)Complementary Dividends to the Fiscal Year’s Profits	54,217,965.60

(=)Dividends relating to the Fiscal Year’s Profits	72,290,620.79
(+)Distribution of the integrality of the reserve for the expansion of the business’ account	139,696,534.90

Total of the proposed Dividends (Net Distribution to the preferred shareholders and corresponding to the total balance of the reserve accounts available to distribution	211,987,155.69	0.1377

The resources necessary to the payment of the dividends to the Company’s shareholders shall be received from the wholly-owned subsidiary TIM Celular S.A., preferably through the reduction of its capital stock.

Rio de Janeiro, March 04th, 2008.

The Management

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 11, 2008	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.